UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 5, 2003

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay		
Suite 4200		**77002**
Houston, Texas		(Zip code)
(Address of principal executive offices)		

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 7. Financial Statements and Exhibits

   (c) Exhibits

   99.1 Press Release of EOG Resources, Inc. dated August 5, 2003

Item 12. Results of Operations and Financial Condition

On August 5, 2003, EOG Resources, Inc. (EOG) issued a press release announcing second quarter 2003 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference.


SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


EOG RESOURCES, INC.


Date: August 5, 2003   By: /s/ TIMOTHY K. DRIGGERS
                                  Timothy K. Driggers
                                  Vice President, Accounting
                                  and Land Administration
                                  (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Press Release of EOG Resources, Inc. dated August 5, 2003

Exhibit 99.1

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS SECOND QUARTER 2003 NET INCOME AVAILABLE TO COMMON OF $106 MILLION

FOR IMMEDIATE RELEASE: Tuesday, August 5, 2003

HOUSTON – EOG Resources, Inc. (EOG) today reported second quarter 2003 net income available to common of $106.0 million, or $0.91 per share. This compares to second quarter 2002 net income available to common of $35.4 million, or $0.30 per share.

The results for second quarter 2003 included a previously disclosed $15.8 million ($10.2 million after tax, or $0.09 per share) loss on the mark-to-market of commodity price transactions. During the quarter, the net cash outflow from the settlement of commodity price transactions was $11.2 million ($7.2 million after tax, or $0.06 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $109.0 million, or $0.94 per share. Similarly, EOG's second quarter 2002 results included a $0.7 million ($0.5 million after tax, or less than $0.01 per share) gain on mark-to-market commodity price transactions and net cash outflows from the settlement of commodity price transactions of $19.8 million ($12.8 million after tax, or $0.11 per share). Reflecting these items, second quarter 2002 adjusted non-GAAP net income available to common was $22.1 million, or $0.19 per share. (Please refer to the attached table for the reconciliation of net income to adjusted non-GAAP net income.)

Consistent with its emphasis on financial strength and flexibility, EOG further reduced its debt-to-total capitalization ratio to 33.8 percent at June 30, 2003 from 40.6 percent at year-end 2002. During the second quarter, EOG repaid $33 million of debt and increased cash by $144 million. In the first half of this year, EOG reduced debt by $134 million and increased cash by $141 million.

Operational Highlights

"EOG's North America and Trinidad programs continue to generate the expected results, and we anticipate that organic North American natural gas volumes will ramp up both in the third and, more substantially, the fourth quarter," said Mark G. Papa, Chairman and Chief Executive Officer.

In Canada, the 1,000-well shallow natural gas drilling program planned for 2003 is underway with current drilling activity more than double that of the first quarter. EOG anticipates Canadian natural gas production will increase during the third quarter with the most significant growth expected during the fourth quarter when the new wells are put on sales.

Additional fourth quarter production growth is expected from recent onshore natural gas drilling success. In the South Texas Division, the Raquel Gutierrez # 1 and the Hignio Gutierrez #2 were drilled to 10,000 feet, testing the Roleta Formation in the Charco Field. While the Hignio Gutierrez #2 is still awaiting completion, the Raquel Gutierrez #1 is producing over 10 million cubic feet per day (MMcfd) of natural gas. EOG has a 100 percent working interest in this acreage. EOG plans to drill six offset wells in the Charco Field prior to year-end.

In the Oklahoma City Division, the Alexander 467 #2R encountered over 50 feet of pay in the Morrow Formation. Production is expected to increase from the current rate of 20 MMcfd to 25 MMcfd in mid-August when new pipeline capacity is added. EOG has a 75 percent working interest in the well.

In West Texas, EOG's horizontal Devonian program continues to be successful. Year-to-date, EOG has drilled nine horizontal wells in this play. In the ATM area, the recently completed Blue Topaz 102-1H is producing 4.1 MMcfd and 350 barrels of oil per day (Bopd) at a restricted rate, and the Windham 108#2H is producing 6 MMcfd and 600 Bopd. EOG has a 100 and 96 percent working interest in these wells, respectively.

"This is a unique time in the industry," said Papa. "At a time of high commodity prices, EOG's suite of drilling prospects in the U.S. onshore arena is increasing. EOG is pursuing attractive farm-in and lease and property acquisition opportunities that didn't exist even a year ago."

Natural Gas Supply Outlook

"It is our view that natural gas fundamentals will remain relatively tight during the second half of 2003 reflecting the industry's inability to significantly address declining production levels. EOG's concentration in natural gas, as well as our demonstrated track record of consistent performance, will continue to be important to the nation's supply of natural gas and our investors."

Conference Call Scheduled for August 6, 2003

EOG's second quarter 2003 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Wednesday, August 6, 2003. To listen to this webcast, log on to www.eogresources.com. The webcast will be archived on EOG's website through August 20, 2003.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States and is the operator of substantial proved reserves in the U.S., Canada and offshore Trinidad. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions except per share)

	Quarter Ended June 30				Six Months Ended June 30			
		2003		2002		2003		2002
Net Operating Revenues	$	424.8	$	290.2	$	889.4	$	476.7
Net Income Available to Common	$	106.0	$	35.4	$	232.7	$	8.4
Net Income Per Share Available to Common								
Basic	$	0.93	$	0.31	$	2.03	$	0.07
Diluted	$	0.91	$	0.30	$	2.00	$	0.07
Average Number of Shares Outstanding								
Basic		114.4		115.7		114.4		115.6
Diluted		116.1		117.7		116.2		117.4

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended June 30				Six Months Ended June 30			
		2003		2002		2003		2002
Net Operating Revenues								
Natural Gas	$	377,643	$	231,272	$	811,734	$	407,856
Crude Oil, Condensate and Natural Gas Liquids		61,471		56,635		136,979		103,410
Gains (Losses) on Mark-to-market Commodity Derivative Contracts		(15,753)		693		(60,974)		(33,602)
Other, Net		1,393		1,563		1,684		(938)
Total		424,754		290,163		889,423		476,726
Operating Expenses								
Lease and Well		53,620		43,638		101,959		84,229
Exploration Costs		22,139		15,754		39,597		28,690
Dry Hole Costs		3,436		12,836		10,056		23,242
Impairments		25,475		10,683		37,431		22,746
Depreciation, Depletion and Amortization		106,587		97,956		210,140		192,416
General and Administrative		24,934		21,988		45,355		42,701
Taxes Other Than Income		11,695		18,008		41,888		34,048
Total		247,886		220,863		486,426		428,072
Operating Income		176,868		69,300		402,997		48,654
Other Income (Expense), Net		2,680		437		2,832		(2,726)
Income Before Interest Expense and Income Taxes		179,548		69,737		405,829		45,928
Interest Expense, Net		13,807		14,182		29,125		26,233
Income Before Income Taxes		165,741		55,555		376,704		19,695
Income Tax Provision		56,950		17,447		131,357		5,828
Net Income Before Cumulative Effect of Change in Accounting Principle		108,791		38,108		245,347		13,867
Cumulative Effect of Change in Accounting Principle, Net of Tax		-		-		(7,131)		-
Net Income		108,791		38,108		238,216		13,867
Preferred Stock Dividends		2,758		2,758		5,516		5,516
Net Income Available to Common	$	106,033	$	35,350	$	232,700	$	8,351

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcf/d)				
United States	636	628	639	631
Canada	153	159	155	152
North America	789	787	794	783
Trinidad	148	111	152	110
Total	937	898	946	893
Average Natural Gas Prices ($/Mcf)				
United States	$ 5.06	$ 3.05	$ 5.49	$ 2.65
Canada	4.77	2.76	4.97	2.54
North America Composite	5.00	2.99	5.39	2.63
Trinidad	1.32	1.27	1.32	1.27
Composite	4.42	2.77	4.74	2.46
Crude Oil/Condensate Volumes (MBD)				
United States	17.3	19.2	17.8	19.6
Canada	2.3	2.0	2.2	1.9
North America	19.6	21.2	20.0	21.5
Trinidad	2.3	1.9	2.4	1.9
Total	21.9	23.1	22.4	23.4
Average Crude Oil/Condensate Prices ($/Bbl)				
United States	$ 28.18	$ 24.86	$ 30.63	$ 22.42
Canada	27.00	23.93	29.26	21.66
North America Composite	28.04	24.77	30.48	22.36
Trinidad	26.31	24.46	29.82	21.11
Composite	27.86	24.74	30.41	22.26
Natural Gas Liquids Volumes (MBD)				
United States	3.0	2.9	3.1	3.4
Canada	0.4	0.7	0.5	0.7
Total	3.4	3.6	3.6	4.1
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 19.63	$ 14.86	$ 21.46	$ 12.83
Canada	14.15	10.53	19.22	9.51
Composite	19.00	13.95	21.13	12.21
Natural Gas Equivalent Volumes (MMcfe/d)				
United States	757	760	764	769
Canada	170	175	172	168
North America	927	935	936	937
Trinidad	162	124	166	121
Total	1,089	1,059	1,102	1,058
Total Bcfe Deliveries	99.1	96.3	199.4	191.5

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands)

	June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 150,967	$ 9,848
Accounts Receivable, net	303,804	259,308
Inventories	18,972	18,928
Other	79,038	106,708
Total	552,781	394,792
Oil and Gas Properties (Successful Efforts Method)	7,269,638	6,750,095
Less: Accumulated Depreciation, Depletion and Amortization	(3,674,781)	(3,428,547)
Net Oil and Gas Properties	3,594,857	3,321,548
Other Assets	92,703	97,666
Total Assets	$4,240,341	$3,814,006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 226,408	$ 201,931
Accrued Taxes Payable	29,781	23,170
Dividends Payable	6,151	5,007
Liabilities from Price Risk Management Activities	27,700	5,939
Other	33,080	40,304
Total	323,120	276,351
Long-Term Debt	1,010,822	1,145,132
Other Liabilities	158,064	59,180
Deferred Income Taxes	766,531	660,948
Shareholders' Equity		
Preferred Stock, $.01Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	98,471	98,352
Series D, 500 Shares Issued, Cumulative,		
$50,000,000 Liquidation Preference	49,736	49,647
Common Stock, $.01 Par, 320,000,000 Shares Authorized and		
124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	29	-
Unearned Compensation	(17,227)	(15,033)
Accumulated Other Comprehensive Gain (Loss)	37,546	(49,877)
Retained Earnings	1,946,331	1,723,948
Common Stock Held in Treasury, 9,853,722 shares at		
June 30, 2003 and 10,009,740 shares at December 31, 2002	(334,329)	(335,889)
Total Shareholders' Equity	1,981,804	1,672,395
Total Liabilities and Shareholders' Equity	$4,240,341	$3,814,006

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Reconciliation of Net Income to Net Operating Cash Inflows:				
Net Income	$ 108,791	$ 38,108	$ 238,216	$ 13,867
Items Not Requiring Cash				
Depreciation, Depletion and Amortization	106,587	97,956	210,140	192,416
Impairments	25,475	10,683	37,431	22,746
Deferred Income Taxes	29,534	13,568	79,975	3,724
Cumulative Effect of Change in Accounting Principle	-	-	7,131	-
Other, Net	1,354	2,361	3,965	6,386
Exploration Costs	22,139	15,754	39,597	28,690
Dry Hole Costs	3,436	12,836	10,056	23,242
Mark-to-market Commodity Derivative Contracts				
Total (Gains) Losses	15,753	(693)	60,974	33,602
Realized Losses	(11,160)	(19,842)	(39,089)	(8,828)
Tax Benefits From Stock Options Exercised	1,843	865	4,802	2,403
Other, Net	3,430	798	3,499	1,014
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	66,614	(18,827)	(44,420)	(9,722)
Inventories	(690)	1,244	(44)	1,813
Accounts Payable	3,683	2,032	24,353	(50,786)
Accrued Taxes Payable	(7,063)	8,441	16,371	(3,591)
Other Liabilities	381	(2,785)	(1,151)	(1,455)
Other, Net	12,306	(12,011)	8,337	(25,927)
Changes in Components of Working Capital Associated with				
Investing and Financing Activities	(15,763)	2,159	(6,931)	44,497
NET OPERATING CASH INFLOWS	366,650	152,647	653,212	274,091
INVESTING CASH FLOWS				
Additions to Oil and Gas Properties	(184,833)	(179,317)	(325,046)	(351,761)
Exploration Costs	(22,139)	(15,754)	(39,597)	(28,690)
Dry Hole Costs	(3,436)	(12,836)	(10,056)	(23,242)
Proceeds from Sales of Assets	2,430	2,848	9,750	4,620
Changes in Components of Working Capital Associated with				
Investing Activities	15,739	(2,824)	6,879	(45,050)
Other, Net	3,049	4,879	1,279	212
NET INVESTING CASH OUTFLOWS	(189,190)	(203,004)	(356,791)	(443,911)
FINANCING CASH FLOWS				
Long-Term Debt Borrowings (Repayments)	(33,386)	60,181	(134,310)	179,874
Dividends Paid	(7,239)	(7,295)	(14,480)	(14,577)
Treasury Stock Purchased	-	-	(21,295)	-
Proceeds from Sales of Treasury Stock	7,274	3,113	14,730	13,073
Other, Net	25	(1,839)	53	(1,856)
NET FINANCING CASH INFLOWS (OUTFLOWS)	(33,326)	54,160	(155,302)	176,514
INCREASE IN CASH AND CASH EQUIVALENTS	144,134	3,803	141,119	6,694
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,833	5,403	9,848	2,512
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 150,967	$ 9,206	$ 150,967	$ 9,206

EOG RESOURCES, INC.
ADJUSTED (Non-GAAP) NET INCOME AVAILABLE TO COMMON RECONCILIATION
(Unaudited; in thousands except per share)

The following chart adjusts reported second quarter and six months ended June 30 net income to reflect actual cash realized from previously disclosed oil and gas hedges, to eliminate the mark-to-market loss or gain from these previously disclosed oil and gas hedges and to eliminate the after tax impact of the cumulative effect of change in accounting principle. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Reported Net Income Available to Common	$ 106,033	$ 35,350	$ 232,700	$ 8,351
Add: Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total (Gains) Losses	15,753	(693)	60,974	33,602
Realized Losses	(11,160)	(19,842)	(39,089)	(8,828)
Subtotal	4,593	(20,535)	21,885	24,774
After tax MTM Impact	2,956	(13,214)	14,083	15,942
Add: Cumulative Effect of Change in Accounting Principle, Net of Tax	-	-	7,131	-
Adjusted Net Income Available to Common for MTM Commodity Derivative Contracts and Change in Accounting Principle Impacts	$ 108,989	$ 22,136	$ 253,914	$ 24,293
Adjusted Net Income Per Share Available to Common				
Basic	$ 0.95	$ 0.19	$ 2.22	$ 0.21
Diluted	$ 0.94	$ 0.19	$ 2.18	$ 0.21
Average Number of Shares Outstanding				
Basic	114,382	115,737	114,430	115,553
Diluted	116,131	117,689	116,212	117,397

EOG RESOURCES, INC.
DISCRETIONARY CASH FLOW RECONCILIATION (Non-GAAP)
(Unaudited; in thousands)

The following chart reconciles second quarter and six months ended June 30 net operating cash flows to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust operating cash inflows for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Net Operating Cash Inflows	$ 366,650	$ 152,647	$ 653,212	$ 274,091
Adjustments				
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	(66,614)	18,827	44,420	9,722
Inventories	690	(1,244)	44	(1,813)
Accounts Payable	(3,683)	(2,032)	(24,353)	50,786
Accrued Taxes Payable	7,063	(8,441)	(16,371)	3,591
Other Liabilities	(381)	2,785	1,151	1,455
Other, Net	(12,306)	12,011	(8,337)	25,927
Changes in Components of Working Capital Associated with Investing and Financing Activities	15,763	(2,159)	6,931	(44,497)
Preferred Dividends	(2,758)	(2,758)	(5,516)	(5,516)
Discretionary Cash Flow Available to Common	$ 304,424	$ 169,636	$ 651,181	$ 313,746